UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Financial Results for the Six Months Ended June 30, 2024

The financial results as at and for the six months ended June 30, 2024 of X3 Holdings Co., Ltd. (the “Company”) is attached as Exhibit 99.1 hereto and is incorporated by reference into the registration statements filed with the Securities and Exchange Commission (the “SEC”) by the Company on Form F-3 (Registration No.333-253395). The management’s discussion and analysis of financial condition and results of operations of the Company as at and for the six months ended June 30, 2024 is attached as Exhibit 99.2 hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	X3 Holdings Co., Ltd. Unaudited Condensed Consolidated Financial Statements as at and for the six months ended June 30, 2024, together with the notes thereto
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of X3 Holdings Co., Ltd. as at and for the six months ended June 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 27, 2024

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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